Shareholder Meeting

On June 19, 2013, the Fund held its Annual Meeting of Stockholders to consider the proposals set forth below. The following votes were recorded:

Proposal 1: Election of Class I Director to serve until the 2015 Annual Meeting of Stockholders or until his successor is duly elected and qualifies.

Election of Gordon A. Baird as Director of the Fund

Shares Voted

Affirmative

10,958,669.221

Withheld

      343,743.232

Total

11,302,412.453

% Voted

Affirmative

96.959%

Withheld

  3.041%

Total

100.00%

Proposal 2: Election of Class II Director to serve until the 2016 Annual Meeting of Stockholders or until his successor is duly elected and qualifies.

Election of Thomas W. Hunersen as Director of the Fund

Shares Voted

Affirmative

10,959,660.232

Withheld

      342,752.221

Total

11,302,412.453

% Voted

Affirmative

96.968%

Withheld

  3.032%

Total

100.00%